SO 12/30/02

KJ 12/30

SECU 02053958 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

DEC 26 2002

SEC FILE NUMBER
8-46943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cascade Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Cascade, Suite 1250
(No. and Street)

Colorado Springs	CO	80903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Ralston, President — 719-632-0818 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Biggs, Kofford & Co., P.C.
(Name — *if individual, state last, first, middle name*)

630 Southpointe Court, Suite 200	Colorado Springs,	CO	80906
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Ralston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Investment Group, Inc., as of December 31 2001, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BiggsKofford

CERTIFIED PUBLIC ACCOUNTANTS

CASCADE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

BiggsKofford

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cascade Investment Group, Inc.
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. as of December 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Biggs, Kofford & Co., P.C.

February 8, 2002

CASCADE INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets:	
Money market account	$ 119,153
Other cash and cash equivalents	179,710
Total cash and cash equivalents	298,863
Receivable from clearing organization	105,870
Total current assets	404,733
Cash held on deposit with clearing broker	25,000
Furniture and equipment, net of accumulated depreciation of $20,559	18,865
Other assets	3,310
Total assets	$ 451,908

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payable to brokers	$ 187,494
Accounts payable and accrued expenses	2,106
Income taxes payable	23,983
Total current liabilities	213,583
Stockholders' equity:	
Common stock, no par value, 50,000 shares authorized, 160 shares issued and outstanding	57,470
Retained earnings	180,855
	238,325
Total liabilities and stockholders' equity	$ 451,908

The accompanying notes and independent auditors' report should be read with this financial statement.

CASCADE INVESTMENT GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions and asset management fees	$ 3,440,058
Interest	6,835
	3,446,893
EXPENSES	
Commissions	1,703,728
Employee compensation and benefits	388,180
Clearance fees	354,776
Occupancy	202,746
Communications and data processing	149,812
Other operating expenses	506,016
	3,305,258
Income before income tax provision	141,635
Income tax provision	(48,383)
Net income	$ 93,252

The accompanying notes and independent auditors' report should be read with this financial statement.

CASCADE INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2001	270	$ 90,606	$ 87,603	$ 178,209
Reacquisition of common stock	(110)	(33,136)	-	(33,136)
Net income	-	-	93,252	93,252
Balance, December 31, 2001	160	$ 57,470	$ 180,855	$ 238,325

The accompanying notes and independent auditors' report should be read with this financial statement.

CASCADE INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 93,252
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	17,371
Decrease in operating assets:	
Receivable from clearing organization	(35,346)
Increase (decrease) in operating liabilities:	
Payable to brokers	133,849
Accounts payable and accrued expenses	(61,807)
Income taxes payable	11,006
Net cash provided by operating activities	158,325
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of furniture and equipment	1,550
Net cash provided by investing activities	1,550
CASH FLOWS FROM FINANCING ACTIVITIES	
Reacquisition of common stock	(33,136)
Net cash used in financing activities	(33,136)
Net increase in cash and cash equivalents	126,739
Cash and cash equivalents, January 1, 2001	172,124
Cash and cash equivalents, December 31, 2001	$ 298,863

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ -
Cash paid for income taxes	$ 24,400

The accompanying notes and independent auditors' report should be read with this financial statement.

CASCADE INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Cascade Investment Group, Inc. (Company), a Colorado corporation, was incorporated on September 16, 1993 and commenced principal operations on January 1, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is an "introducing firm" and is prohibited from receiving funds or securities from its customers, rather, the Company utilizes a clearing broker to perform the custodial functions. The Company maintained offices in Denver, Colorado Springs, and Boulder, Colorado for the year ended December 31, 2001. On December 31, 2001, the Company reorganized and transferred all assets related to its Denver and Boulder offices in a tax free spin-off under Section 355 of the Internal Revenue Code (Code).

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the purchase date to be cash equivalents.

The account "Cash held on deposit with clearing broker" on the Statement of Financial Condition, represents a Proprietary Account of an Introductory Broker (PAIB), which, as instructed by the clearing broker, is considered an allowable asset for purposes of the net capital computation included in Schedule I.

CASCADE INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents (continued)

The Company maintains its cash and equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and equivalents.

Furniture and equipment

Furniture and equipment are recorded at cost and are being depreciated over their estimated useful lives of three to seven years using the straight-line method. Depreciation expense for the year ended December 31, 2001 was $17,371.

Revenue recognition

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur, which is consistent with generally accepted accounting principles.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*. Income taxes are provided for the tax effects of transactions reported in the financial statements.

Reacquisition of common stock

Common stock reacquired by the Company is recorded using the constructive retirement method pursuant to the Colorado Business Corporation Act. Under this method, reacquired shares are charged to the stock account rather than a treasury stock account.

CASCADE INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

2. COMMITMENTS

Retirement plan

Effective January 1, 1999, the Company adopted a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company did not make a contribution to the plan for the year ended December 31, 2001.

Commercial leases

The Company leased office space from unrelated parties under noncancelable operating leases. The lease agreement in Colorado Springs was renewed through May of 2004. Monthly payments on this lease are $5,840.

The Denver and Boulder office leases were assigned to a separate entity as part of the reorganization. Therefore, no future liability exists under these leases.

Future minimum aggregate annual rentals for the office facility in Colorado Springs is as follows:

Years Ending December 31,	
2002	$ 70,080
2003	70,080
2004	26,700
	$ 166,860

Rental expense for the year ended December 31, 2001, was $202,659, which includes reimbursement for property taxes and maintenance services.

CASCADE INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

3. INCOME TAXES

Income tax provision for the year ended December 31, 2001 consists of the following:

Current:		
Federal	$	41,237
State		7,146
	$	48,383

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $216,150, which was $166,150 in excess of its required net capital of $50,000. The Company's net capital ratio was .99 to 1, the calculation of which is included within Supplemental Schedule I.

5. CORPORATE REORGANIZATION

On December 31, 2001, the Company reorganized and transferred all assets related to its Denver and Boulder, Colorado offices in a tax-free spin off under Section 355 of the Code. As part of this spin-off, the common stock of the related stockholders was re-acquired. As part of this spin-off, the results of operations of the Denver and Boulder offices for the year ended December 31, 2001 was distributed in full, thereby, resulting in no gain or loss on the transaction.

SUPPLEMENTARY INFORMATION

CASCADE INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 238,325
Deductions:	
Nonallowable assets:	
Furniture and equipment, net	(18,865)
Other assets	(3,310)
Net capital	$ 216,150

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to brokers	$ 187,494
Accounts payable and accrued expenses	2,106
Income taxes payable	23,983
Total aggregate indebtedness	$ 213,583

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 166,150
Aggregate indebtedness to net capital	.99 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 238,240
Adjustment in unallowable furniture and equipment due to audit	9,609
Effect of audit adjustments to net income and common stock	(31,699)
NET CAPITAL, PER ABOVE	$ 216,150

See independent auditor's report.

CASCADE INVESTMENT GROUP, INC.
FOCUS Form X-17A-5, Part III
DECEMBER 31, 2001

Cascade Investment Group, Inc. does not hold funds or securities for, or owe money or securities to, customers. Consequently, the Company qualifies for exemption from the provision of SEC Rule 15c3-3 (k) (2) (I) and Schedules II, III and IV of FOCUS Form X-17A-5, Part II.

CASCADE INVESTMENT GROUP, INC.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

BiggsKofford

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AND EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
Cascade Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Cascade Investment Group, Inc. (Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on its internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts, that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Biggs, Kofford & Co., P.C.

February 8, 2002

BiggsKofford

CERTIFIED PUBLIC ACCOUNTANTS

BiggsKofford & Co., P.C.
Certified Public Accountants
630 Southpointe Court, Suite 200
Colorado Springs, CO 80906
Phone: 719.579.9090
Fax: 719.576.0126
Email:bkc@biggskofford.com
www.biggskofford.com